SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              DEPOTECH CORPORATION
                                (Name of Issuer)

                          COMMON STOCK OF NO PAR VALUE
                         (Title of Class of Securities)

                                   830808101
                                 (CUSIP Number)

                               Company Secretary
                                 SkyePharma PLC
                                 105 Piccadilly
                            London W1V 9FN, England
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                              Kathryn A. Campbell
                              Sullivan & Cromwell
                               St. Olave's House
                               9a Ironmonger Lane
                            London EC2V 8EY, England

                                OCTOBER 19, 1998
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

----------------------                            ------------------------------
CUSIP No.  830808101                                  PAGE  2  OF  2  PAGES
----------------------                            ------------------------------
================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SkyePharma PLC
================================================================================
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                    (b) |_|
================================================================================
3.  SEC USE ONLY

================================================================================
4.  SOURCE OF FUNDS*

         WC
================================================================================
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                     |_|

================================================================================
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
================================================================================
 NUMBER OF          7.   SOLE VOTING POWER
  SHARES                    2,857,143*
BENEFICIALLY        ============================================================
 OWNED BY           8.   SHARED VOTING POWER
   EACH                     0
 REPORTING          ============================================================
  PERSON            9.   SOLE DISPOSITIVE POWER
   WITH                     0
                    ============================================================
                    10.  SHARED DISPOSITIVE POWER
                            0
================================================================================
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,857,143
================================================================================
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
================================================================================
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.0%
================================================================================
14.  TYPE OF REPORTING PERSON*

         CO
================================================================================

--------

 * Pursuant to an Irrevocable Proxy, attached hereto as Exhibit 3, SkyePharma plc has granted to DepoTech Corporation the power to vote the shares referenced in 7 above with respect to any sale of substantially all of the assets or stock of DepoTech Corporation, or in connection with any merger, consolidation or similar transaction. Such proxy shall terminate not later than June 30, 1999.

         Item 1. Security and Issuer.

         The name of the subject company is DepoTech Corporation ("Issuer"), a California corporation, and the address of the principal executive offices of the Issuer is 10450 Science Center Drive, San Diego, California 92121. The title and class of securities to which this statement relates is the Common Stock of no par value (the "Common Stock").


         Item 2. Identity and Background.

         (a) - (c); (f). SkyePharma plc is an English public limited company ("Purchaser" or "SkyePharma") and its principal office is located at 105
Picadilly, London W1V 9FN, England. Purchaser's principal business is the development and manufacture of advanced drug delivery solutions.

         Set forth in Schedule A attached hereto is certain information with respect to the directors and executive officers of the Purchaser.

         (d) and (e). During the last five years, neither Purchaser nor any of its directors or executive officers, to the best of Purchaser's knowledge, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


         Item 3. Source and Amount of Funds or Other Consideration.

         On October 19, 1998, the Purchaser acquired 2,857,143 shares of Common Stock of no par value (the "Shares") from the Issuer, pursuant to a privately negotiated stock purchase agreement (the "Stock Purchase Agreement"). The Stock Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference and any description of the terms of such agreement are hereby qualified in their entirety by reference thereto. The purchase price of the Shares was $1.75 per Share, for an aggregate purchase price of $5,000,000, and was financed from Purchaser's working capital.

         Item 4. Purpose of Transaction.

         Purchaser is in negotiations, pursuant to a term sheet between Purchaser and Issuer (the "Term Sheet"), which is attached hereto as Exhibit 4 and is hereby incorporated by reference, to acquire all of the outstanding shares of Common Stock of the Issuer that Purchaser does not currently hold pursuant to an agreement and plan of merger which would require the approval of Issuer's shareholders. If consummated, Issuer would become a wholly owned subsidiary of the Purchaser.

         As consideration for acquisition of the outstanding shares of Common Stock not currently held by the Purchaser, Purchaser would offer approximately
2.7 million of its American Depository Shares ("ADSs") in exchange for the shares of Issuer at the ratio of 1.86 ADSs for each 10 shares of Common Stock. The proposed offer would value Issuer's outstanding share capital at the equivalent of $1.75 per share of Common Stock. Additional contingent payments of up to $25.6 million, i.e. $1.75 per share of Common Stock, would be payable by the Purchaser in the event that certain performance milestones are met by Issuer's business. The additional consideration would also be payable in the form of the Purchaser's ADSs. The description of the general terms of the additional consideration, which are subject to further negotiation between Purchaser and Issuer, are set forth in the Press Announcement of the Purchaser, dated October 19, 1998, relating to the Stock Purchase Agreement and to the proposed transactions described in this Item 4, which is attached hereto as
Exhibit 2. Such description is hereby incorporated by reference.

         The Board of Directors of Issuer has agreed to recommend the proposed transaction to its shareholders. In addition, Issuer has agreed that its officers, directors, employees and other agents will not, directly or indirectly, take any action between October 19, 1998 and October 30, 1998, to solicit, initiate, facilitate or encourage the making of any offer or proposal for, or any indication of interest in, a merger or other business combination involving the Issuer, other than the transactions contemplated in the Stock Purchase Agreement, except as otherwise required by applicable law or fiduciary duties. As part of the consideration for entering into the Stock Purchase Agreement, Purchaser has given Issuer an irrevocable proxy (the "Irrevocable Proxy"), attached hereto as Exhibit 3 and incorporated herein by reference, whereby Purchaser has granted to Issuer the power to vote all of Purchaser's shares with respect to any sale of substantially all of the assets or stock of Issuer, or in connection with any merger, consolidation or similar transaction. Such proxy shall terminate not later than June 30, 1999. If the transaction is completed, Purchaser will invite one of Issuer's current directors to become a director of Purchaser.

         The consummation of the proposed acquisition of Issuer and the terms of such acquisition are subject to, among other things, further negotiation, regulatory approval, completion of documentation and due diligence and the approval of shareholders of Issuer.

         If the transaction is consummated, Purchaser would seek to terminate the registration of the Common Stock under the Securities Exchange Act of 1934 upon application to the Securities and Exchange Commission if the outstanding shares of Common Stock are not authorized to be quoted on an inter-dealer quotation system of a registered national securities association. Purchaser would concurrently make an application to NASDAQ for the shares of Common Stock to be delisted. Any descriptions of the Stock Purchase Agreement, the Term Sheet or the Irrevocable Proxy herein are hereby qualified in their entirety by reference thereto.

         Item 5. Interests in Securities of the Issuer.

         (a)-(c). Except as set forth herein and in the responses in rows 7, 8, 9 and 10 on the cover pages attached hereto (which are incorporated by reference herein), none of the Reporting Persons beneficially owns or have a right to acquire any shares of Common Stock and none of the Reporting Persons have otherwise effected any transaction in Shares during the past 60 days.

         (d), (e). Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The description of the Stock Purchase Agreement, the Term Sheet and the Irrevocable Proxy in Item 4 are incorporated herein by reference.

         The Stock Purchase Agreement also provides that at any time while Purchaser holds shares of Common Stock of the Issuer, Issuer will give Purchaser written notice of its intention to file a registration statement relating to the offering of any of its capital stock under the Securities Act, within twenty-one days of such filing. Issuer will then use all reasonable efforts to cause such registration statement to become effective with respect to Purchaser's stock. In addition, 180 days following October 19, 1998, Purchaser may make written requests to the Issuer requesting Issuer to register any shares of Purchaser's stock under the Securities Act on Form S-3, or any similar form, provided that the number of shares subject to registration shall exceed 500,000. Upon receipt of such a request, Issuer agrees to use all reasonable efforts to promptly register Purchaser's shares.

         Except as otherwise set forth in this Schedule 13D and in response to row 8 on the cover page attached hereto, Purchaser does not have any contract, arrangement, understanding or relationship with any other person with respect to any securities of Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.


         Item 7. Material to be Filed As Exhibits.


Exhibit             Description
-------             -----------

   1 Stock Purchase Agreement between SkyePharma plc and DepoTech Corporation, dated October 19, 1998.

   2                Press announcement, dated October 19, 1998.

   3                Irrevocable Proxy

   4                Term Sheet

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 1998                 SkyePharma plc,
                                        an English public limited company


                                        By: /s/ Peter Warburton
                                           -------------------------------------
                                           Name:   Peter Warburton
                                           Title:  Company Secretary and
                                                   International Counsel

                                                                      SCHEDULE A

                   DIRECTORS, EXECUTIVE OFFICERS AND TRUSTEES
                   OF THE REPORTING PERSONS OF SKYEPHARMA PLC

         Set forth below are the name, present principal occupation or employment of each director and executive officer of SkyePharma plc and the name, principal business and address of any corporation or organization in which such employment is conducted. Unless otherwise indicated, the business address of each of the following persons is the address of the principal executive offices of SkyePharma plc. Unless otherwise indicated, each of the following persons is a citizen of the United Kingdom.


Ian Gowrie-Smith

     Mr. Smith has been Executive Chairman of the Board of Directors (the "Board") of SkyePharma and Chief Executive Officer of SkyePharma since
     January 1995. He has more than 10 years of management experience in the pharmaceutical industry, most recently as Chief Executive Officer of Medeva plc. Mr. Smith is a citizen of Australia.

Richard Stewart

     Mr. Stewart joined SkyePharma in 1995 as Finance Director and was appointed to the Board in June of that year in 1998. His position was changed to Corporate Development Director. Prior to joining SkyePharma he was a vice president of Kidder Peabody International, where he specialized in international healthcare and pharmaceuticals.

Donald Nicholson

     Mr. Nicholson joined SkyePharma in February 1996 as Chief Financial Officer and was appointed to the Board in March 1997. He was named Finance Director in 1998. He has more than 10 years of experience in the healthcare industry. Prior to joining SkyePharma he was Corporate Strategy and Finance Director at Corange Group. Mr. Nicholson is a member of the Institute of Chartered Accountants of Scotland.

Peter Warburton

     Mr. Warburton joined SkyePharma in February in 1996 as Company Secretary and International Counsel. He has more than 25 years of experience as a commercial lawyer, most recently as International Counsel and Secretary of Corange Ltd., the parent company of Boehringer Mannheim and DePuy.

Michael Ashton

     Mr. Ashton joined SkyePharma in January 1997 as Chief Executive Officer of Jago Pharma AG, Eptingerstrasse 51, CH-4132 Muttenz, Switzerland, and was appointed to the Board in March 1997. He was named Chief Operating Officer of SkyePharma in 1998. He has almost 30 years of experience in the pharmaceutical industry. Prior to joining SkyePharma he was Chairman, President and Chief Executive Officer of Faulding Inc. Mr. Ashton is a citizen of Australia.

Joseph Bozman, Jr.

     Mr. Bozman was appointed to the Board in August 1995 and plans to retire from the Board on October 30, 1998. He is currently President and Chief Executive Officer of Brightstone Pharma, Inc, 109 Mackenan Drive, Cary, NC 27511. He has 25 years of management experience in the pharmaceutical industry, most recently as President and Chief Executive Officer of MD Pharmaceuticals Inc. and International Medication Systems Limited, subsidiaries of Medeva plc. Mr. Bozman is a citizen of the United States.

Dr. Jaques Gonella

     Dr. Gonella became Deputy Executive Chairman of SkyePharma in May 1996. He stepped down from that position, becoming a non-executive director in April 1998. He founded Jago Holding AG, located at Eptingerstrasse 51, CH-4132 Muttenz, Switzerland, in 1983 and was its sole shareholder until its acquisition by SkyePharma. Dr. Gonella owns 27.027% of the outstanding ordinary shares of SkyePharma. Dr. Gonella is a citizen of Switzerland.

Sir Michael Beavis

     Sir Michael was appointed to the Board in 1989. He retired from the Royal Air Force in 1987 as an Air Chief Marshal.

Stephen Harris

     Mr. Harris was appointed to the Board in November 1995. He has more than 25 years of experience in the pharmaceutical industry and is a non-executive director of several European pharmaceutical companies. He is a member of the Pharmaceutical Society of Great Britain. Mr. Harris' principal business address is Steve Harris Associates, Old Tiles, Westwood Road, Windlesham, Surrey GU20 6nB, England.

David Lees

     Mr. Lees was appointed to the Board in January 1995. He is the Chief Executive of Flare Group PLC, 105 Piccadilly, London W1V 9FN, England. Mr. Lees is a citizen of Australia.

Dr. Keith Mansford

     Dr. Mansford was appointed to the Board in March 1996. He is a Professor of Biochemistry at the University of Buckingham and a member of the Scientific Advisory Board of Gemini Research Limited. He is chairman of the Scientific Advisory Board of Electrophoretics International PLC and of Mansford Associates, an international healthcare consultancy. Dr. Mansford's principal business address is Mansford Associates, 9 Cavendish Road, Redhill, Surrey RH1 4AL, England. He is also a non-executive director of Plant Sciences International PLC.

Dr. Thomas Rinderknecht

     Dr. Rinderknecht was appointed to the Board in May 1996. He is a founding partner of the law firm Rinderknecht Glaus Stadelhofer, Beethovenstrasse 7, CH-8022 Zurich, Switzerland. Dr. Rinderknecht is a citizen of Switzerland.

Nigel Wray

     Mr. Wray was appointed to the Board in January 1995. He is Executive Chairman of Burford Holdings Plc, 20 Thayer Street, London W1M 6DD,
     England, and Non-Executive Chairman of Carlisle Group Plc. He is an Executive Director for Brendon Street Investments, Moneypitch Ltd, Saracens Plc, Nottingham Forest plc, Enid Blyton Ltd and Domino's Pizza Group Ltd.

Walter Zeller

     Mr. Zeller was appointed to the Board in February 1996. He has more than 30 years of experience in the pharmaceutical industry. Until 1995 he was the Chief Financial Officer of Corange Ltd., the parent company of Boehringer Mannheim and DePuy. Mr. Zeller is a citizen of Switzerland.